SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549



                          FORM 11-K

                        ANNUAL REPORT



(Mark One)

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

     For the fiscal year ended December 31, 1996


                             OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ______________ to ______________.



Commission file number 0-981
                       -----



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


        PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 PUBLIX SUPER MARKETS, INC.
                1936 GEORGE JENKINS BOULEVARD
                   LAKELAND, FLORIDA 33815

        PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

         Index to Financial Statements and Schedules



Independent Auditors' Report

Financial Statements:

  Statement of Net Assets Available for Plan Benefits, with
  Fund Information - December 31, 1996

  Statement of Net Assets Available for Plan Benefits, with
  Fund Information - December 31, 1995

  Statement of Changes in Net Assets Available for Plan
  Benefits, with Fund Information - Year ended December 31,
  1996

  Statement of Changes in Net Assets Available for Plan
  Benefits, with Fund Information - Year ended December 31,
  1995

  Notes to Financial Statements


Schedules:

     I.   Item 27a.  Schedule of Assets held for Investment
     Purposes -December 31, 1996

   II.  Item 27d.  Schedule of Reportable Transactions -
   Year ended     December 31, 1996

                INDEPENDENT AUDITORS' REPORT






To the Plan Administrator of the
Publix Super Markets, Inc.
401(k) SMART Plan:



We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") as of December 31, 1996 and December 31, 1995, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and December 31, 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                   KPMG PEAT MARWICK LLP





Tampa, Florida
June 16, 1997

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1996



                                          Aggressive      Publix        Equity        Asset         Fixed
                          Participant       Growth         Stock         Index      Allocation      Income
      Assets                 Loans           Fund          Fund          Fund          Fund          Fund         Total
      ------                 -----           ----          ----          ----          ----          ----         -----

Investments                 $1,332,040     11,537,173    33,787,580     4,020,055     1,531,298     2,445,992     54,654,138

Employer Contribution
  Receivable                       ---            ---     7,420,556           ---           ---           ---      7,420,556

Interfund Transfers                ---       (632,422)    1,078,492      (198,625)     (108,915)     (138,530)           ---

                            ----------     ----------    ----------     ---------     ---------     ---------     ----------
    Total Assets            $1,332,040     10,904,751    42,286,628     3,821,430     1,422,383     2,307,462     62,074,694
                            ==========     ==========    ==========     =========     =========     =========     ==========


Net Assets Available
  for Plan Benefits:
  Active Participants       $1,332,040     10,550,619    41,076,222     3,700,415     1,373,615     2,215,677     60,248,588
  Non-active Participants          ---        354,132     1,210,406       121,015        48,768        91,785      1,826,106
                            ----------     ----------    ----------     ---------     ---------     ---------     ----------
                            $1,332,040     10,904,751    42,286,628     3,821,430     1,422,383     2,307,462     62,074,694
                            ==========     ==========    ==========     =========     =========     =========     ==========















See accompanying notes to financial statements.

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1995




                                       Aggressive     Publix         Equity        Asset        Fixed
                         Participant     Growth        Stock          Index     Allocation     Income
      Assets                Loans         Fund         Fund           Fund         Fund         Fund          Total
      ------                -----         ----         ----           ----         ----         ----          -----

Investments                 $43,591     4,861,758    10,692,518      1,756,841    720,250     1,164,606      19,239,564

Employer Contribution
  Receivable                    ---           ---     5,441,587            ---        ---           ---       5,441,587

Interfund Transfers             ---       (16,043)       81,577        (22,519)   (17,245)      (25,770)            ---
                            -------     ---------    ----------      ---------    -------     ---------      ----------
    Total Assets            $43,591     4,845,715    16,215,682      1,734,322    703,005     1,138,836      24,681,151
                            =======     =========    ==========      =========    =======     =========      ==========


Net Assets Available
  for Plan Benefits:
  Active Participants       $43,591     4,777,833    16,073,637      1,708,220    692,353     1,121,267      24,416,901
  Non-active Participants       ---        67,882       142,045         26,102     10,652        17,569         264,250
                            -------     ---------    ----------      ---------    -------     ---------      ----------
                            $43,591     4,845,715    16,215,682      1,734,322    703,005     1,138,836      24,681,151
                            =======     =========    ==========      =========    =======     =========      ==========














See accompanying notes to financial statements.

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

    Statement of Changes in Net Assets Available for Plan Benefits, with Fund
                                   Information
                          Year ended December 31, 1996




                                            Aggressive     Publix        Equity        Asset         Fixed
                             Participant      Growth        Stock         Index      Allocation      Income
                                Loans          Fund         Fund          Fund          Fund          Fund        Total
                                -----          ----         ----          ----          ----          ----        -----
Contributions:
  Employee                    $      ---      5,990,432    14,247,148   2,017,727      805,668     1,371,799   24,432,774
  Employer - Stock                   ---            ---     7,420,556         ---          ---           ---    7,420,556
                              ----------      ---------    ----------   ---------      -------     ---------   ----------
    Total Contributions              ---      5,990,432    21,667,704   2,017,727      805,668     1,371,799   31,853,330
                              ----------      ---------    ----------   ---------      -------     ---------   ----------

Investment Income:
  Net Appreciation                   ---        829,215     5,300,661     565,677       15,122       106,467    6,817,142
  Dividends                          ---        727,121       144,174         ---      122,441           ---      993,736
  Interest                           ---            ---        86,698         ---          ---           ---       86,698
                              ----------      ---------    ----------   ---------      -------     ---------   ----------
    Total Investment Income          ---      1,556,336     5,531,533     565,677      137,563       106,467    7,897,576
                              ----------      ---------    ----------   ---------      -------     ---------   ----------

Participant Loans              1,288,449       (294,631)     (806,044)   (112,714)     (34,220)      (63,051)     (22,211)
                              ----------      ---------    ----------   ---------      -------     ---------   ----------
    Total Increase in Plan
      Assets                   1,288,449      7,252,137    26,393,193   2,470,690      909,011     1,415,215   39,728,695
                              ----------      ---------    ----------   ---------      -------     ---------   ----------
Distributions to Participants        ---       (560,679)   (1,400,739)   (184,957)     (80,718)     (108,059)  (2,335,152)
Interfund Transfers                  ---       (632,422)    1,078,492    (198,625)    (108,915)     (138,530)         ---
                              ----------      ---------    ----------   ---------      -------     ---------   ----------
    Total Decrease in Plan
      Assets                         ---     (1,193,101)     (322,247)   (383,582)    (189,633)     (246,589)  (2,335,152)
                              ----------      ---------    ----------   ---------      -------     ---------   ----------

Net Increase in Plan Assets    1,288,449      6,059,036    26,070,946   2,087,108      719,378     1,168,626   37,393,543

Net Assets Available for
  Plan Benefits:
    Beginning of year             43,591      4,845,715    16,215,682   1,734,322      703,005     1,138,836   24,681,151
                              ----------      ---------    ----------   ---------      -------     ---------   ----------
    End of year               $1,332,040     10,904,751    42,286,628   3,821,430    1,422,383     2,307,462   62,074,694
                              ==========     ==========    ==========   =========    =========     =========   ==========



See accompanying notes to financial statements.

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

    Statement of Changes in Net Assets Available for Plan Benefits, with Fund
                                   Information
                          Year ended December 31, 1995




                                         Aggressive     Publix         Equity         Asset         Fixed
                           Participant     Growth        Stock          Index       Allocation      Income
                              Loans         Fund         Fund           Fund           Fund          Fund         Total
                              -----         ----         ----           ----           ----          ----         -----
Contributions:
  Employee                    $   ---     4,358,065     9,745,550      1,560,436      671,799      1,152,391    17,488,241
  Employer - Stock                ---           ---     5,441,587            ---          ---            ---     5,441,587
                              -------     ---------    ----------      ---------      -------      ---------    ----------
    Total Contributions           ---     4,358,065    15,187,137      1,560,436      671,799      1,152,391    22,929,828
                              -------     ---------    ----------      ---------      -------      ---------    ----------
Investment Income:
  Net Appreciation                ---       223,790     1,050,217        222,507       42,854         34,716     1,574,084
  Dividends                       ---       361,852        16,014            ---       17,185            ---       395,051
  Interest                        ---           ---        54,269            ---          ---            ---        54,269
                              -------     ---------    ----------      ---------      -------      ---------    ----------
    Total Investment Income       ---       585,642     1,120,500        222,507       60,039         34,716     2,023,404
                              -------     ---------    ----------      ---------      -------      ---------    ----------
Participant Loans              43,591       (13,970)      (24,852)        (2,535)        (617)        (1,147)          470
                              -------     ---------    ----------      ---------      -------      ---------    ----------
    Total Increase in Plan
      Assets                   43,591     4,929,737    16,282,785      1,780,408      731,221      1,185,960    24,953,702
                              -------     ---------    ----------      ---------      -------      ---------    ----------
Distributions to Participants     ---       (67,979)     (148,680)       (23,567)     (10,971)       (21,354)     (272,551)
Interfund Transfers               ---       (16,043)       81,577        (22,519)     (17,245)       (25,770)          ---
                              -------     ---------    ----------      ---------      -------      ---------    ----------
    Total Decrease in Plan
      Assets                      ---       (84,022)      (67,103)       (46,086)     (28,216)       (47,124)     (272,551)
                              -------     ---------    ----------      ---------      -------      ---------    ----------

Net Increase in Plan Assets    43,591     4,845,715    16,215,682      1,734,322      703,005      1,138,836    24,681,151

Net Assets Available for
  Plan Benefits:
    Beginning of year             ---           ---           ---            ---          ---            ---           ---
                              -------     ---------    ----------      ---------      -------      ---------    ----------
    End of year               $43,591     4,845,715    16,215,682      1,734,322      703,005      1,138,836    24,681,151
                              =======     =========    ==========      =========      =======      =========    ==========



See accompanying notes to financial statements.

         PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                 Notes to Financial Statements

                       December 31, 1996



(1)  Description of Plan and Summary of Accounting Policies

     The following description of the Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

     The Plan, which became effective January 1, 1995, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees of Publix Super Markets, Inc. (the "Company" or "Publix") who have attained the age of 19 and have completed one year of service during which they worked 1,000 hours or more are eligible to participate in the Plan. The Plan year is a calendar year.

    (a) Contributions
        Employees may contribute up to 6% of their annual compensation, not to exceed the maximum limits established by Federal law. The Company may make a discretionary annual matching contribution to eligible participants of the Plan as determined by the Company's Board of Directors. During 1996 and 1995, the Company's Board of Directors approved a match of 50% of eligible contributions up to 3% of eligible wages not to exceed a maximum of $750 per employee. The match, determined as of the last day of the Plan year, was in the form of common stock of the Company.

    (b) Participant Accounts
        Two separate accounts are maintained for each participant, a Savings Contribution Account and a Matching Contribution Account (the "Accounts"). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant's share of earnings is determined by the Plan Administrator on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Company contributions by terminated or former participants may be used to reduce future Company matching contributions. Forfeitures, and earnings thereon, totaled $78,894 for the year ended December 31, 1996.

    (c)Vesting
        Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are 100% vested upon completing five years of service, reaching age 60, disability or death. Matching contributions cannot be withdrawn or distributed until vested.












                                                    (continued)

         PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                 Notes to Financial Statements





     (d)  Loans to Participants
        All actively employed Plan participants with available account balances may apply for a loan from their accounts. The minimum amount a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: 1) 50% of the balances in the participant's Savings Contribution Account and vested Matching Contribution Account; or 2) $50,000 less the participant's highest outstanding loan balance during the previous twelve month period. However, the actual loan amount cannot exceed the balance in the participant's Savings Contribution Account.
        Participants may request one loan each year and may only have one outstanding loan at a time. All legal and administrative costs incurred as a result of a loan are paid by the participant. The interest rate is determined by the Primary Trustee as of the first day of each calendar quarter and represents the prime lending rate charged by the Primary Trustee. The interest rate on a loan will be fixed for the term of the loan.

        A participant can choose repayment terms of up to five years. Repayment of principal and interest are made through after tax payroll deductions each pay period. Repayment of principal and interest are credited to the participant's Savings Contribution Account and reinvested according to the participant's current investment options. Upon termination of employment all unpaid principal and accrued interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least one year.

     (e)  Termination of Plan
        The Company expects to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their accounts.

     (f)  Distribution of Benefits
        Upon termination of employment, participants may elect to receive payment in full of the vested portion of their Savings Contribution Account and Matching Contribution Account balances as of the valuation date immediately preceding or concurring with the date of termination. If the value of the terminating participant's account exceeds $3,500, the participant may elect to defer distribution. Payment of deferred distributions must be made no later than 60 days after the end of the Plan year during which a participant dies or attains age 62. Payment for actively employed participants must begin on or before April 1st of the calendar year following the year the participant attains age 70 1/2.








                                  -2-               (continued)

         PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                 Notes to Financial Statements





     (g)  Basis of Accounting
       The accounts of the Plan are maintained on the accrual basis.

     (h)  Investments
        The market value of Publix Super Markets, Inc. common stock is determined by the Company's Board of Directors based upon appraisals prepared by independent appraisers.

        Guaranteed investment contracts are carried at contract value, which approximates market value. The market value of other investments is determined based upon quoted market prices.

     (i)  Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles and ERISA requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.


(2)  Administration of the Plan

     The Primary Trustee for the Plan, Chase Manhattan Bank, N.A., is responsible for maintaining custody of the investment funds and other assets in which the participants contributions are invested, excluding Publix stock. The Publix Stock Fund Trustee, Tina P. Johnson, is responsible for maintaining the Publix Stock Fund for participants. Metropolitan Life Insurance Company serves as the third-party Plan Administrator. The Plan administration costs are paid by Publix.


(3)  Investments

     The Plan currently offers the following investment options:

     (a)  Aggressive Growth Fund
        This fund may consist of a portfolio invested primarily in common stocks and other securities or investment opportunities providing long-term capital appreciation. The fund can be expected to experience wider variation in its value than the other funds described herein.

        The Company has selected the "Fidelity ContraFund," a mutual fund, as the investment vehicle for the Aggressive Growth Fund. This fund invests in the securities of companies that are believed to be undervalued or out of favor.





                                 -3-                (continued)

         PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                 Notes to Financial Statements





     (b)  Publix Stock Fund
        This fund includes two components: cash and Publix common stock. Cash awaiting investment in Publix stock is invested in a short-term fixed income funding vehicle. The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Publix stock, dividends earned on Publix stock and income earned on all of these deposits. The cash component of this fund is used to purchase Publix stock on specified purchase dates. The fund provides an opportunity for long-term capital appreciation. Because this fund is not diversified, it may experience wider variations in value than other funds described herein.

     (c)  Equity Index Fund
        This fund may consist of a portfolio invested primarily in common stocks which, in the aggregate, are intended to mirror the performance of the Standard & Poor's Corporate Stock Price Index (S&P 500 Index), and/or a portfolio of comparable investments. The fund is intended to provide for long-term growth of capital, and secondarily for long-term growth of income (or to provide a similar investment return). The fund can be expected to experience wider variations in its value than the other funds described herein.

        The Company has selected the "MetLife Stock Market
        Index Guarantee Account" as the investment vehicle for the Equity Index Fund. It consists of most of the stocks of the S&P 500 Index.

     (d)  Asset Allocation Fund
        This fund is a growth and income fund which uses an asset allocation approach. The fund may consist of common and preferred stocks, governmental and corporate bonds, and other securities or investment opportunities designed to provide for both current income and capital appreciation. The fund can be expected to experience wider variations in its value than the Fixed Income Fund.

        The Company has selected the "State Street Research Strategic Portfolios: Moderate" mutual fund as the investment vehicle for the Asset Allocation Fund.
        This fund is actively managed and represents a diversified mix of stocks and bonds. Stocks are generally expected to represent between 45% and 65% of fund assets; bonds are generally expected to represent between 35% and 55% of fund assets. The fund may vary investments within these ranges based upon the portfolio manager's view of economic and market conditions. The stock portion of the fund generally will consist of common stocks and securities convertible into common stocks with long-term growth potential. The bond portion of the fund generally will consist of a broad range of corporate and governmental securities and may include mortgage-related securities.





                                 -4-              (continued)

         PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                 Notes to Financial Statements




     (e)  Fixed Income Fund
        This fund may consist of a portfolio invested in commercial paper, U.S. government or federal agency obligations, short-term corporate obligations, bank certificates of deposit, savings accounts and/or comparable investments designed to provide maximum protection of capital with a conservative rate of return.

        The Company has selected the "MetLife Guaranteed Fixed Income Account" as the investment vehicle for the Fixed Income Fund. It consists of one or more MetLife guaranteed interest-type contracts (GIC), which are intended to provide the advantage of intermediate-term rates with protection from potential market fluctuations. The GIC rates as of December 31, 1996 and 1995 were 6.55% and 6.35%, respectively.

     As of December 31, 1996 and 1995, investments in the Fidelity ContraFund, Publix stock, and the MetLife Stock Market Index Guarantee Account each represented 5.0% or more of the Plan's net assets available for plan benefits.


(4)    Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form
     5500 as of December 31, 1996:

       Net assets available for plan benefits
          per the financial statements                 $62,074,694

       Amounts allocated to withdrawing participants      (181,667)

       Excess contributions                               (793,700)
                                                       -----------
       Net assets available for plan benefits
          per the Form 5500                            $61,099,327
                                                       ===========

     The following is a reconciliation of employee contributions and distributions to participants per the financial statements to the Form 5500 as of December 31, 1996:

     Employee Contributions
       Per the financial statements                    $24,432,774

       Less: excess contributions                         (793,700)
                                                       -----------
       Per the Form 5500                               $23,639,074
                                                       ===========
     Distributions to Participants
       Per the financial statements                    $ 2,335,152

       Add: amounts allocated to withdrawing
          participants                                     181,667
                                                       -----------
       Per the Form 5500                               $ 2,516,819
                                                       ===========

                                 -5-                   (continued)

         PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                 Notes to Financial Statements





(5)       Federal Income Tax

     The Plan has been determined to be a qualified plan as described in Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"), as amended. As such, the Plan is exempt from federal income taxes under Section 501(a) of the Code. The Plan Administrator believes that the Plan is currently being operated in compliance with applicable requirements of the Code.

                                                     Schedule I


         PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Item 27a. Schedule of Assets Held for Investment Purposes
                       December 31, 1996


                                      Number of                Market
Name of Issuer and Title of Issue      Shares       Cost        Value
---------------------------------      ------       ----        -----
Marketable:
   Aggressive Growth Fund
   Fidelity ContraFund                     ---   $ 9,989,696  10,904,751


   Equity Index Fund
   MetLife Stock Market Index
      Guarantee Account *                  ---     3,134,278   3,821,430


   Asset Allocation Fund
   State Street Research Strategic
      Portfolios: Moderate *               ---     1,383,963   1,422,383


   Fixed Income Fund
   MetLife Guaranteed Fixed
      Income Account *                     ---     2,307,462   2,307,462


Non-Marketable:
   Publix Stock Fund
   Common Stock of Publix Super
      Markets, Inc.*                  1,660,303   28,927,170  34,866,072


   Participant Loans                               1,332,040   1,332,040

                                                 -----------  ----------
                                                 $47,074,609  54,654,138
                                                 ===========  ==========
















*  Parties-in-interest

                                                    Schedule II


        PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

        Item 27d. Schedule of Reportable Transactions
                Year ended December 31, 1996



                                                       Sales
                                              ------------------------
                                                                  Gain
      Asset                      Purchases    Price     Cost     (Loss)
      -----                      ---------    -----     ----     ------
Aggressive Growth Fund
Fidelity ContraFund            $ 5,990,690        ---      ---       ---


Equity Index Fund
MetLife Stock Market Index
   Guarantee Account             1,371,888        ---      ---       ---


Fixed Income Fund
MetLife Guaranteed Fixed
   Income Account                2,017,640        ---      ---       ---


Publix Stock Fund
Common Stock of Publix Super
   Markets, Inc.                21,663,567  1,369,128 1,208,598  160,530

                         SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            PUBLIX SUPER MARKETS, INC.
                                            401(k) SMART PLAN


Date:  June 27, 1997                   By:  /s/Tina P. Johnson
                                            -------------------------------
                                            Tina P. Johnson
                                            Vice President, Treasurer
                                            and Trustee of the 401(k)
                                            SMART Plan - Publix Stock
                                            Fund